Exhibit 99.4

NICE Honors Emergency Communications Professionals with 2021 PSAPS’
Finest Awards, Including First Recipient of Above & Beyond Award

Nine individuals will be recognized in the 16th annual awards program for their skills, knowledge, professionalism and dedication in service to their communities

Hoboken, N.J., September 9, 2021 – NICE (Nasdaq: NICE) today announced the winners of its 2021 PSAPs' Finest Awards. Now in its sixteenth year, NICE’s PSAPs’ Finest Awards recognize dedicated individuals and team standouts in public safety emergency communications. Awards are presented annually to winners in the following categories: Lifetime Achievement, and Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator and PSAP of the Year. PSAPs’ Finest winners are selected by an independent panel of volunteer judges from the public safety community who evaluate nominees based on their skills, knowledge, professionalism and dedication service in their communities.

For 2021, NICE also added an Above & Beyond award to acknowledge the exemplary contributions of front-line emergency communications professionals during these challenging times. Achieving this prestigious honor was Daniel Graves, a Police Dispatcher with Denver 911 in Denver, Colorado. Dispatcher Graves was recognized for his consistent and impressive ability to uncover information to assist investigations in real-time. Dispatcher Graves managed several investigations that involved domestic violence calls where, through his skill, persistence, and resourcefulness, he was able to locate and get help to victims.

This year's additional PSAPs' Finest Award recipients include:
•	Director of the Year – Marshall Mooneyham, Assistant Chief, DeKalb County E-911, Decatur, GA
•	Line Supervisor of the Year – Anastasia Sutton, Lieutenant, Sedgwick County Emergency Communications, Wichita, KS
•	Technician of the Year – Elias Jalkh, Assistant Director of Information Technology, Southwest Regional Communications Center, DeSoto, TX
•	Telecommunicator of the Year – Jeffrey Downing, Telecommunicator, Thornton 9-1-1 Emergency Communication Center, Thornton, CO
•	PSAP of the Year – Scottsdale Police Communications, Scottsdale, AZ
•	Trainer of the Year – Amy Young, Training Coordinator/Communication Center Specialist III, Thornton 9-1-1 Emergency Communication Center, Thornton, CO
•	Innovator of the Year – Cecilia A. Carroll, Police Service Officer’s Manager, Pasadena Police Department, Pasadena, TX
•	Lifetime Achievement Award – Anita Kellerman, Dispatcher, Wood County Dispatch, Wisconsin Rapids, WI

"Whether they are handling emergency calls, supervising staff, training new recruits, innovating new ways of doing things, or making technology work, emergency communications professionals play a vital role in connecting the public to emergency services in times of crisis,” said Chris Wooten, Executive Vice President, NICE. "NICE is honored to be able to play a small part in recognizing the outstanding professionals who perform this essential, life-changing work, day after day. I extend my congratulations to all the nominees and winners."

NICE will recognize each winner individually in a special virtual awards presentation. Please follow the NICE Public Safety social channels for details: Twitter (@NICE_PublicSafe), Facebook (NICEPublicSafety), and LinkedIn (nice-public-safety).

The PSAPs' Finest Awards Program is made possible by emergency communications professionals who volunteer their time to serve as judges.  Awards program judge Christopher S. Mueller, Executive Director, Sangamon County (IL) ETSD, said, “It is my hope that these awards are understood to also be a recognition of all the great work done each and every day by the unheralded, anonymous heroes who answer the call for all in their time of need."

“It has been an honor to serve as a judge for the PSAPs finest awards,” added Deborah Wesolowski Gross, Police Communications Coordinator, Miami-Dade Police Department Communications & Technology Services Bureau. “There are many PSAP staffers who demonstrate exceptionalism throughout their careers by providing service to others. NICE has created a forum for their achievements to be celebrated. I would be remiss if I didn’t mention that all of the nominees exemplify the best of us even at the worst of times. Congratulations to all who were nominated – it means that someone noticed!”

Nominations for the 2022 PSAPs' Finest Awards will open in January 2022. More information can be obtained on the PSAPs' Finest website or by emailing PSInfo@NICE.com.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency, and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments, to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.